UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

April 25, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER TO ACQUIRE OPTION ON ADVANCED STAGE SILVER PROPERTY

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that it has signed a Letter of Intent for an option to acquire a 100% interest in the Km 66 Project in eastern Durango State, Mexico. The project consists of 17 concessions comprising 3,508 hectares and hosts significant silver-lead-zinc-gold mineralization with excellent potential for a large bulk tonnage deposit. The property is bisected by paved highway approximately 100 kilometres from Peñoles’ smelter at Torreon (66 km from the Bermejillo intersection, hence the name) and so infrastructure is excellent.

The most comprehensive work completed on the project to date was conducted by Coeur d’Alene Mines during 1997 and 1998, wherein they completed 81 reverse circulation holes (7,515 metres & 3,614 samples) and 21 diamond drill holes (2,983 metres & 900 samples). The geological database also includes 422 surface channel samples. Based upon this work, Coeur d’Alene calculated a preliminary estimate of minimum geological potential to be 25,000,000 tonnes at an average grade of 50 g/t silver, 0.7% lead, 1.3% zinc, and 0.1 g/t gold. Details of these calculations were not provided in Coeur d’Alene’s report and this estimate is considered as Historical in nature. It does not follow the requirements for reserves and resources outlined in NI 43-101 and should not be counted upon without further testing. Great Panther intends to review the entire database and, in conjunction with its own work, develop a new resource compliant with NI 43-101 reporting standards.

The mineralization at Km 66 is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes, and shows a strong similarity to the Real de Angeles District in Zacatecas State, Mexico. In more detail, the Cretaceous Caracol Formation sandstone, calcareous siltstones, and limestones are intruded by hydrothermal breccias and rhyolite dykes and sills. Mineralization is closely related to the breccias as well as in the enveloping stockwork. An upper, oxidized portion (~40-60m) of the mineralization consists of jarosite and hematite; with sulphides consisting of pyrite, silver sulfosalts, sphalerite and galena at depth.

The breccias have a general orientation of N40E, and a steep northwest dip. The largest breccia to date has known dimensions of 250 by 45 meters but is open in all directions. So far 18 breccia bodies have been identified in 5 main sectors. The focus during the late 1990’s was on the Carmen, La Gloria, and Palmitas sector breccias, with no drilling done on the others. As the topography of the area is very subdued, other breccias may well have been overlooked and the extensive property contains excellent potential for additional mineralization.

Terms of the agreement call for Great Panther to make 6 staged cash payments and share issuances totaling US$3,000,000 and 500,000 shares, over a period of 4 years, to the property owners. If the option is exercised, the vendors will retain a 3% NSR, each 0.5% of which can be purchased for US$500,000. The transaction is subject to acceptance by the TSX Venture Exchange.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The Km 66 Project has the potential to significantly enhance Great Panther’s growing portfolio of silver projects. With the Topia Mine already in production and the Guanajuato Mine Complex being readied for production, Km 66 is viewed as an advanced stage exploration project that could be developed quickly with the goal of defining a new resource amenable to open pit mining.

Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Km 66 Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: May 4, 2006

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